Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2008 NOV 17 A 11:27

Our Ref: CSA/CPA6/5(e)

29th October 2008

By Registered Airmail

08005899

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 29th October 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

Florence Lam
Deputy Company Secretary

PROCESSED
NOV 19 2008
THOMSON REUTERS

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\WC\CPA6\Letter\CPA6-5-General Correspondence.doc

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement

Unusual Price Movement

This announcement is issued by Cathay Pacific Airways Limited (the "Company") pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

We have noted the recent increase in the share prices of the Company and wish to state that we are not aware of any reasons for such an increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of Directors (save and except for John Slosar, Kong Dong and Zhang Lan who could not be contacted prior to the issue of this statement) which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Ian Shiu, John Slosar and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Kong Dong, Vernon Moore, Robert Woods and Zhang Lan
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 28th October 2008

END